

03 JUL -8 AM 7:21

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004,
U. S. A.

By Airmail

SUPPL

27th June, 2003.

Attn: Filing Desk - Stop 1-4



03024337

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 20th June 2003, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) an announcement dated 27th June 2003, confirming that HBOS plc no longer has a notifiable interest in EMI Group plc Ordinary Shares of 14p each.

Yours faithfully,

PROCESSED
JUL 17 2003
THOMSON FINANCIAL

C. L. CHRISTIAN
Deputy Secretary

Enc.

7/9

Ref: 82-373



VIA PR NEWSWIRE DISCLOSE

ER 03/24

Company Announcements Office,
London Stock Exchange.

27th June, 2003.

Dear Sirs,

EMI Group plc - Notification of Major Interests in Shares

As required by paragraph 9.11 of the Listing Rules, we advise that the Company has been informed by Insight Investment Management Ltd, in a letter dated 25th June 2003 and received on 27th June 2003, that HBOS plc has decreased its holding such that it no longer has a notifiable interest in EMI Group plc Ordinary Shares of 14p each.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary